Exhibit (a)(5)(G)

Date:	August 10, 2009

To:	All Revlon Employees

From:	Alan Ennis

Subject:	Revlon announces voluntary Exchange Offer to issue new Preferred Stock in exchange for Class A Common Stock
Earlier this afternoon, we issued a press release announcing Revlon’s launch of a voluntary exchange offer to issue preferred stock in exchange for Class A Common Stock (the “Exchange Offer”). This Exchange Offer developed from the proposal we received from MacAndrews & Forbes, which we announced on April 20, 2009. Attached is a copy of the press release issued this afternoon, along with a questions and answers document designed to provide you with information regarding the Exchange Offer.
As noted in the press release, the Exchange Offer is subject to a number of conditions and there is no assurance that the Exchange Offer will be completed.
It is important to note that whether or not the Exchange Offer is completed, it will have no impact on our organizational structure, our established business strategy or our day-to-day operations — all of that will remain business as usual.
Any inquiries from the press, media, analysts, stockholders or anyone outside of Revlon should be directed to Steven Berns, our Executive Vice President and Chief Financial Officer.
Any inquiries from employees should be directed to Steven Berns, Bob Kretzman, Mike Sheehan or Greg Rogers.